EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE U.S.

November 17, 2006

TSX Venture Exchange: EMR
OTC Bulletin Board:  EGMCF
U.S. 20-F Registration:  000-51411
Frankfurt Stock Exchange:  EML

EMGOLD ANNOUNCES $5,000,000 BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce that it has entered into an agreement with M Partners Inc. (“M Partners” or the “Agent”), to act as its exclusive lead agent in connection with a brokered private placement offering (the “Offering”) on a best efforts basis to raise gross proceeds of approximately $5,000,000 through the offer and sale of units of the Company.

The Company will issue up to 13 million units (the “Units”) at a price of $0.32 per Unit.  Each Unit will comprise one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share for a period of 24 months from closing, at an exercise of $0.45 per share.

Additionally, Emgold is offering up to 2,023,810 units (the “FT Units”) at a price of $0.42 per FT Unit.  Each FT Unit will comprise one flow-through common share and one-half of one non-flow-through (“NFT”) share purchase warrant.  Each whole NFT share purchase warrant will entitle the holder to purchase one additional share of Emgold for a period of 24 months from closing, at an exercise price of $0.55.

The Agent will receive a cash fee equal to 8% of the aggregate gross proceeds of the Offering and compensation warrants exercisable to acquire that number of units that is equal to 8% of the total number of units sold in the offering, at an exercise price of  $0.32 per unit.

All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of closing.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

The non-flow through proceeds of the Offering will be used to advance permitting on the Company’s Idaho Maryland gold project and for working capital.

The Company has been working on permitting the Idaho-Maryland Mine in Grass Valley and developing the Ceramext™ technology, both of which are capital intensive projects.  The Idaho-Maryland project is entering the final stages of the permitting process and will require a substantial amount of the Company's financial resources.  As a result, Emgold has decided to reduce the Golden Bear Ceramics Company operations and defer its capital investment in Golden Bear Ceramics while it examines various alternatives for further development and commercialization of the Ceramext™ technology.  One of the alternatives under consideration is a reorganization of the Company to permit the separate financing and development of the Ceramext TM technology.  The Company will continue to meet its obligations under and maintain its world wide license of the technology.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.